Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 15, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Lukoil Dispute Update

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”), would like to take this opportunity to respond to statements attributed to Mr. Boris Zilbermints, manager of Kazakh projects at Lukoil in a press report. The statements allege that PetroKazakhstan’s 50% stake in Turgai Petroleum was frozen by a court in Astana. The Company would like to inform its shareholders of the following facts:

●	On 14th February 2005, PetroKazakhstan obtained from the City Court of Astana, a suspension of various export contracts entered into by Turgai Petroleum Management without statutory corporate approvals.

●	On 23rd February 2005, Turgai Petroleum obtained from the same Court security, in the form of PetroKazakhstan’s 50% shareholding in Turgai Petroleum, pending resolution on the merits of the legal action brought by Petrokazakhstan.

●	This decision was appealed by PetroKazakhstan, and under Kazakh Law, is suspended until the appeal is heard, which has not taken place.

●	On April 6, 2005 Petrokazakhstan withdrew its initial action which, upon confirmation by the Court, under Kazakh Law, will terminate all further legal actions in this case.

PetroKazakhstan confirms that any security on shares must be registered in the official register of companies to be effective, the possibility of which in any event was suspended by appeal. According to the official register the Company can confirm that its shares in Turgai Petroleum are free of any encumbrance.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425